Exhibit 99.2

Management’s Discussion and Analysis Third Quarter Ended September 30, 2017 (Expressed in United States dollars, except per share amounts and where otherwise noted)

November 10, 2017

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the third quarter ended September 30, 2017 and related notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.entreeresourcesltd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Lookout Hill Feasibility Study Update" dated March 29, 2016 prepared by OreWin Pty Ltd.

Q3 2017 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

•	Entrée has engaged its consultants, Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler") to commence work on an updated National Instrument 43-101 Technical Report (the "Technical Report") on Entrée’s 20% participating interest in the Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") in Mongolia. Completion of the Technical Report will be a significant milestone for the Company as it will enable management to discuss preliminary economics for potential future phases of the Oyu Tolgoi mine, where a significant amount of the Entrée/Oyu Tolgoi JV’s mineralization occurs, thereby helping investors to understand the underlying value of Entrée’s flagship asset.

The updated Technical Report is expected to be completed by January 2018 and will include:

-	an updated reserve case for the first lift ("Lift 1") of the Hugo North Extension block cave on the Entrée/Oyu Tolgoi JV property. The reserve will be based on information contained within the 2016 Oyu Tolgoi Feasibility Study finalized in May 2016 by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC"). First development production from Lift 1 on the Entrée/Oyu Tolgoi JV property is expected in approximately 2021; and

-	a Preliminary Economic Assessment of Entrée’s interest in both Lift 2 of the Hugo North Extension copper-gold deposit ("Lift 2") and the Heruga copper-gold-molybdenum deposit ("Heruga").

•	Entrée management visited the Oyu Tolgoi mine and had an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date during Q3. This visit included a review of plans with OTLLC for the immediate and medium-term future. Entrée is pleased to report that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards.

•	The development of Shaft 4, which is the first physical development work on the Entrée/Oyu Tolgoi JV, is expected to commence in 2018. Shaft 4 will provide the necessary ventilation required to support mining of the northern part of the Hugo North deposit (including Hugo North Extension on the Entrée/Oyu Tolgoi JV property), which is reported to contain some of the highest-grade copper-gold mineralization in the entire Oyu Tolgoi project. Completion of Shaft 4 is expected in 2021, at which time Entrée is expected to achieve its first production.

•	As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill") on November 2, 2017, production from the Lift 1 underground mine, which starts on OTLLC’s Oyu Tolgoi mining license, remains on track for first draw bell in mid-2020 and sustainable first production in 2021. Activities reported in Q3 2017 include:

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

-	Underground lateral development made good progress with approximately 1.4 equivalent kilometres completed. Since the re-start of development, a total of 5.4 equivalent kilometres of lateral development has been completed.

-	The third development crew was deployed. Crews four and five were in training during the quarter and are expected to be deployed during Q4’17. Also during Q3’17, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in Q4’17.

-	At the end of Q3’17, Shaft 2 sinking was at 1,249 metres and work had commenced on the service-level excavation that has a floor at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out occurring over 2018. Shaft 2 is key to future increases in lateral development activity.

-	Shaft 5 sinking progressed approximately 214 metres during Q3’17. During September, the underground team achieved the best sinking rate for Shaft 5 since project re-start averaging 2.6 metres per day. Sinking of Shaft 5 began slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

-	Development of the convey-to-surface decline continued to progress with month-on-month improvement resulting from the use of project-wide process optimization techniques. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Corporate

•	Q3 2017 net loss from continuing operations, was $0.1 million as compared to Q3 2016 ($0.6 million), a reduction of 80% from the comparative period of 2016.

•	As at September 30, 2017, cash on hand was $7.7 million and there was a working capital balance of $7.8 million.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi JV – a carried interest in two of the Oyu Tolgoi project deposits in Mongolia as well as a large underexplored, highly prospective land package adjacent on three sides to OTLLC’s Oyu Tolgoi mining licence.

The Oyu Tolgoi project upon completion of the underground mine will be one of the world’s largest new copper-gold mines and is located in the South Gobi region of Mongolia. The project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV property (the "Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence. The Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a right to receive 20% of all mineralization extracted from deeper than 560 metres below surface and 30% of all mineralization extracted from above 560 metres depth.

Rio Tinto is the operator of the existing open pit mine on the Oyu Tolgoi mining licence, and is currently managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The portion of the Hugo North deposit that lies on the Entrée/Oyu Tolgoi JV Property is known as Hugo North Extension. Lift 1 underground development recommenced in mid-2016.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit, and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

Entrée also holds a 100% interest in the western portion of the Shivee Tolgoi mining licence ("Shivee West"). Since 2015 Shivee West has been the subject of a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

The first two phases of Oyu Tolgoi are fully financed, with the Oyut open pit mine (Phase 1) currently in production and construction of Lift 1 of the Hugo North underground block cave (Phase 2) currently in progress.

The Company also has the following assets:

•	Blue Rose JV – a 56.31% interest in the Blue Rose joint venture property ("Blue Rose") in the Olary Region of South Australia; and
•	Cañariaco Project Royalty – a 0.5% net smelter returns royalty on Candente Copper Corp.’s Cañariaco copper porphyry project in Peru ("Cañariaco Royalty").

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Trading of the Company’s common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

Amec Foster Wheeler has completed its initial data review, and has commenced work on an updated Technical Report relating to Entrée’s 20% participating interest in the Entrée/Oyu Tolgoi JV in Mongolia.

The updated Technical Report will include:

•	an updated reserve case for Lift 1 of the Hugo North Extension block cave on the Entrée/Oyu Tolgoi JV Property. The reserve will be based on information contained within the 2016 Oyu Tolgoi Feasibility Study finalized in May 2016 by Entrée’s joint venture partner OTLLC. First development production from Lift 1 on the Entrée/Oyu Tolgoi JV Property is expected in approximately 2021; and

•	a Preliminary Economic Assessment of Entrée’s interest in both Lift 2 and Heruga.

Completion of the Technical Report will be a significant milestone for the Company as it will enable management to discuss preliminary economics for potential future phases of the Oyu Tolgoi mine, where a significant amount of the Entrée/Oyu Tolgoi JV’s mineralization occurs, thereby helping investors to understand the underlying value of Entrée’s flagship asset. The Company estimates the cost to be approximately $0.5 million to complete and publish the report. The Technical Report is expected to be completed by January 2018.

Entrée management and representatives from Amec Foster Wheeler recently visited the Oyu Tolgoi underground development project and supporting infrastructure in Mongolia. Based on the visit and recent disclosure by Turquoise Hill, Entrée is pleased to confirm that the development of Shaft 4, which will be the first physical development work on the Entrée/Oyu Tolgoi JV Property, is scheduled to commence in 2018. Shaft 4 will provide the necessary ventilation required to support mining of the northern part of the Hugo North deposit (including Hugo North Extension on the Entrée/Oyu Tolgoi JV Property), which is reported to contain some of the highest-grade copper-gold mineralization in the entire Oyu Tolgoi project. Completion of Shaft 4 is expected in 2021, with first development production from Hugo North Extension Lift 1 also expected in 2021.

The site visit, led by senior OTLLC team members, provided Entrée management with an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date. In addition, Entrée management was able to review plans with OTLLC for the immediate and medium-term future. Entrée is pleased to report that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards.

Corporate

With the completion of the restructuring done early in the year and the commencement of the Technical Report, the Company’s focus will be to maximize investor awareness of the impending Technical Report and what the results of this report mean to the Company and all stakeholders, both current and potential. Corporate costs going forward are estimated at $0.3 million per quarter, which include marketing and compliance costs, and the Company continues to estimate total corporate costs of between $1.6 million and $1.8 million for the 2017 year, which includes the one-time restructuring costs that have already been incurred in the year.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

The Entrée/Oyu Tolgoi JV Property is subject to a joint venture between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit, the Heruga copper-gold-molybdenum deposit, and an extensive highly prospective exploration land package, which together form a significant component of the overall Oyu Tolgoi project. A portion of Hugo North Extension is included in Hugo North Lift 1 underground development. The Entrée/Oyu Tolgoi JV Property and Entrée’s 100% owned Shivee West are collectively referred to as the "Lookout Hill" property.

The following is a summary of information that is contained in the Company’s most recently filed AIF and in its technical report titled "Lookout Hill Feasibility Study Update" dated March 29, 2016 prepared by OreWin Pty Ltd. This information should be read in conjunction with the Company’s AIF and Technical Report, which are available on the Company’s website (www.entreeresourcesltd.com) or on SEDAR (www.sedar.com).

Description of the Entrée/Oyu Tolgoi JV Structure

Capital Development and Financing

The Entrée/Oyu Tolgoi JV Property is being explored and developed on behalf of joint venture manager OTLLC by Rio Tinto, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Under the terms of the Entrée/Oyu Tolgoi JV, any mill, smelters and other processing facilities and related infrastructure are owned exclusively by OTLLC ("OTLLC Facilities") and all costs of constructing and operating OTLLC Facilities are solely for the account of OTLLC.

All other costs of operations on the Entrée/Oyu Tolgoi JV Property, including capital costs, are allocated as follows:

•	OTLLC shall bear and pay for 100% of such costs allocated to the Oyu Tolgoi mining licence and all associated liabilities including for environmental compliance; and

•	The balance of such costs shall be borne and paid by Entrée and OTLLC in accordance with their respective joint venture interests.

For illustration purposes only, if a shaft is sunk on the Entrée/Oyu Tolgoi JV Property which also provides access to the Oyu Tolgoi mining licence and fifty-five percent (55%) of mineral production is from the Oyu Tolgoi licence and forty-five percent (45%) of mineral production is from the Entrée/Oyu Tolgoi JV Property, Entrée would have responsibility for a share of those costs equal to its twenty percent participating interest (20%) multiplied by forty-five percent (45%).

Underground development of Hugo North (including Hugo North Extension) Lift 1 has been fully financed by a syndicate of banks through OTLLC. Entrée has elected to have OTLLC debt finance its share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.

Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

Entrée is not responsible for contributing any upfront cash or for sourcing its own debt financing for the development of the Entrée/Oyu Tolgoi JV Property, which is being undertaken by OTLLC in accordance with OTLLC’s 2016 Oyu Tolgoi Feasibility Study ("OTFS16").

Operations and Operating Cash Flow

The Entrée/Oyu Tolgoi JV Property will be managed on behalf of joint venture manager OTLLC by Rio Tinto, through various agreements among OTLLC, Rio Tinto and Turquoise Hill.

Entrée’s share of concentrates will, unless Entrée otherwise agrees, be processed at the OTLLC Facilities by paying milling and smelting charges. The OTLLC Facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV Property will be processed at cost (using industry standards for calculation of cost including an amortisation of capital costs). The amortization allowance for capital costs will be calculated in accordance with generally accepted accounting principles determined yearly based on the estimated quantity of minerals to be processed for Entrée’s account during that year relative to the total design capacity of the processing facilities over their useful life.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As defined in the agreement governing the Entrée/Oyu Tolgoi JV (the "JVA"), net cash flow resulting from the sale of Entrée’s share of concentrates will be allocated to repayment of debt to OTLLC and operating cash proceeds for Entrée.

OTLLC as manager of the joint venture is responsible for operating activities on behalf of both joint venture participants.

As at September 30, 2017 Rio Tinto International Holdings Limited beneficially owned 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.4% of the outstanding shares of the Company.

Entrée/Oyu Tolgoi JV Property Summary

The Lookout Hill property, which completely surrounds OTLLC’s Oyu Tolgoi mining licence, is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.

Entrée’s most advanced asset is its interest in two world class porphyry deposits in Mongolia: Hugo North Extension and Heruga. These deposits are the northern-most and southern-most, respectively, in the Oyu Tolgoi series of deposits, which stretches over 12 kilometres across three mining licences.

The 39,807 hectare Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The 23,114 hectare western portion of the Shivee Tolgoi mining licence (Shivee West) is not currently included in the Entrée/Oyu Tolgoi JV Property, although it is the subject of a License Fees Agreement with OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West.

The illustration below depicts the mining licences that comprise the Entrée/Oyu Tolgoi JV Property and Shivee West:

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Property includes Measured, Indicated and Inferred mineral resources at the Hugo North Extension deposit and Inferred mineral resources at the Heruga deposit, as reported in Entrée’s technical report titled "Lookout Hill Feasibility Study Update" dated March 29, 2016, prepared for Entrée by OreWin Pty Ltd ("LHTR16"). The Indicated resources at Hugo North Extension contain a Probable reserve, which is included in Lift 1 of the Oyu Tolgoi underground block cave mining operation. The Probable reserve (September 20, 2014) reported in LHTR16 for Hugo North Extension totals approximately 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Entrée holds a 20% carried interest in this mineral reserve through the Entrée/Oyu Tolgoi JV. First development production from Lift 1 is expected in approximately 2021. A second lift ("Lift 2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan. Lift 1 is the most significant value driver for the Oyu Tolgoi project.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LHTR16 Mineral Reserve – Entrée/Oyu Tolgoi JV

Entrée/Oyu Tolgoi JV – LTHR16 Mineral Reserve
Hugo North Extension Lift 1, Effective 20 September 2014

	Ore	NSR	Cu	Au	Ag	Recovered Metal
Classification	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	(Ag(Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Entrée has a 20% interest in the Hugo North Extension Lift 1 mineral reserve.
2.	Metal prices used for calculating the Hugo North Extension underground net smelter return ("NSR") are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
3.	The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
4.	The block cave shell was defined using a NSR cut-off of $15/t NSR.
5.	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves, however, low-grade Indicated mineral resources and Inferred mineral resources have been assigned a zero grade and are treated as dilution.
6.	Only Indicated mineral resources were used to report Probable mineral reserves.
7.	The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.
8.	The mineral reserves reported above are not additive to the mineral resources.

LHTR16 Mineral Resources – Entrée/Oyu Tolgoi JV

Entrée/Oyu Tolgoi JV – LTHR16 Mineral Resources

							Contained Metal
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)	CuEq (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Measured	1.2	1.38	0.12	2.77	38.4	1.47	36	4.4	105	0.1	38
Indicated	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	9.5	5,633
Inferred	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10.0	4,730
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061

Notes:

1.	Entrée has a 20% interest in the Hugo North Extension and Heruga mineral resources.
2.	"CuEq" is copper-equivalent grade, expressed in percent.
3.	The effective date for the Hugo North Extension resource estimate is March 28, 2014; for Heruga the effective date is March 30, 2010.
4.	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off as determined by OTLLC.
5.	CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
6.	Hugo North Extension CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.913) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462).
7.	Heruga CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.911) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462).
8.	The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
9.	Totals may not match due to rounding.
10.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LHTR16 Entrée/Oyu Tolgoi JV Summary Production and Economic Analysis Results

Description	Units	Total
Metal Prices
Copper	$/lb	3.08
Gold	$/oz	1,304
Silver	$/oz	21.46
Entrée/Oyu Tolgoi JV Property Results (Lift 1)
Processed	Mt	34.8
NSR	$/t	100.57
Cu Grade	%	1.59
Au Grade	g/t	0.55
Ag Grade	g/t	3.72
Copper Recovered	Mlb	1,121
Gold Recovered	koz	519
Silver Recovered	koz	3,591
Total Cash Costs After Credits	$/lb Payable Copper	0.99
NPV8% Before Tax (Entrée’s 20% interest only)	$M	142
NPV8% After Tax (Entrée’s 20% interest only)	$M	106

Notes:

1.	Entrée has a 20% interest in Entrée/Oyu Tolgoi JV Property mineralization. Unless otherwise noted above, results are for the entire Entrée/Oyu Tolgoi JV.
2.	Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
3.	The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
4.	The block cave shell was defined using a NSR cut-off of $15/t NSR.
5.	For the underground block cave, all Indicated mineral resources within the shell have been converted to mineral reserves. Low-grade Indicated mineral resources and Inferred mineral resources have been assigned a zero grade and treated as dilution.
6.	The mineral reserves reported are not additive to the mineral resources.

In addition to the mine plan for Lift 1, LHTR16 discusses several alternative production cases that would include mineral resources from other Oyu Tolgoi deposits, including Hugo North Extension Lift 2 and Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day. Due to the nature of the deposits associated with Oyu Tolgoi, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 10, 2017, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of LHTR16, which is available for review on SEDAR.

Shivee West Property Summary

Shivee West comprises the northwest portion of the Lookout Hill property, and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

To date, no economic zones of precious or base metals mineralization have been outlined on Shivee West. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for Shivee West and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included further reducing the area of the mining licence, looking for a purchaser or partner for Shivee West, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll Shivee West into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling Shivee West into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on Shivee West; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended JVA has been entered into, and Entrée retains a 100% interest in Shivee West.

Q3 2017 Review

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC.

As reported by Turquoise Hill on November 2, 2017, production from the Lift 1 underground mine, which starts on the OTLLC Oyu Tolgoi mining license, remains on track for first draw bell in mid-2020 and sustainable first production in 2021. Activities reported in Q3 2017 include:

•	Underground lateral development made good progress with approximately 1.4 equivalent kilometres completed. Since the re-start of development, a total of 5.4 equivalent kilometres of lateral development has been completed.

•	The third development crew was deployed. Crews four and five were in training during the quarter and are expected to be deployed during Q4’17. Also during Q3’17, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in Q4’17.

•	At the end of Q3’17, Shaft 2 sinking was at 1,249 metres and work had commenced on the service-level excavation that has a floor at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out occurring over 2018. Shaft 2 is key to future increases in lateral development activity.

•	Shaft 5 sinking progressed approximately 214 metres during Q3’17. During September, the underground team achieved the best sinking rate for Shaft 5 since project re-start averaging 2.6 metres per day. Sinking of Shaft 5 began slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

•	Development of the convey-to-surface decline continued to progress with month-on-month improvement resulting from the use of project-wide process optimization techniques. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

For the three and nine months ended September 30, 2017, Entrée expenses related to Mongolian operations were $0.1 million and $0.2 million, respectively, compared to $0.1 million and $0.3 million for the same periods of 2016. These costs represented in-country administration costs in 2017. In the comparative period of 2016, there were camp closure costs in addition to the general administration costs for the assets. The lower expenses in 2017 compared to 2016 resulted from a reduction of operational activities, personnel and overhead in Mongolia.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

BLUE ROSE PROPERTY – AUSTRALIA

Summary

The Blue Rose silver-iron-gold-copper property is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill. Entrée (operator) has a 56.31% interest in the property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited, retaining a 43.69% interest. The property consists of one exploration licence, EL6006, totalling 257 square kilometres, expiring on July 18, 2019.

In October 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group was signed in March 2014.

The Braemar Iron Formation is the host rock to magnetite mineralization on both EL6006 and Magnetite Mines Limited’s Razorback Iron project, located immediately west of EL6006. Aeromagnetic anomalies coincident with the outcropping and sub-cropping magnetite units extend from Razorback into EL6006. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike. While the bedded magnetite has the highest iron content, the tillitic unit is diluted by the inclusion of lithic fragments, such as iron-poor granite and metasedimentary dropstones.

On April 18, 2017, the Blue Rose joint venture partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone Equities Limited and Fe Mines Limited (formerly Braemar Iron Pty Ltd) ("FML"). FML has certain rights in respect of the exploration for, and development of, iron ore on EL6006 pursuant to a prior agreement.

Under the Deed, the Blue Rose joint venture partners agreed to transfer title to EL6006 and assign the native title agreements to FML, and vary a payment required to be made to the Blue Rose joint venture partners under the prior agreement. Under the Deed, FML must now pay to the Blue Rose joint venture partners an aggregate A$100,000 at completion, and grant to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose joint venture partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Blue Rose joint venture partners will retain their existing rights to explore for, develop and mine all minerals other than iron ore on EL6006.

On May 23, 2017, the Blue Rose joint venture partners entered into an agreement with Hamelin Gully Pty Ltd, for the sale of data and information relating to ground surrendered by the Blue Rose joint venture partners and subsequently acquired by Hamelin Gully. The purchase price for the data and information was A$150,000. The transaction closed on July 11, 2017.

Q3 2017 Review

Expenditures in Q3 2017 were minimal and related to administrative costs in Australia.

CAñARIACO PROJECT ROYALTY – PERU

Summary

In July 2015, the Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde copper prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

There was no activity or expenditures related to this royalty in Q3 2017.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to a newly incorporated company, Mason Resources Corp. ("Mason Resources") in exchange for 77,804,786 common shares of Mason Resources ("Mason Common Shares"). Mason Resources commenced trading on the TSX on May 12, 2017 under the symbol "MNR".

As part of the Arrangement, Entrée then distributed 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement, Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.), Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc., and M.I.M. (U.S.A.) Inc. (collectively the "US Subsidiaries"). The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ equity (deficiency) of $44.2 million.

The closing of the Arrangement resulted in the following Spin-off assets and liabilities being distributed to Mason Resources on May 9, 2017:

	May 9, 2017	December 31, 2016
Current assets
Cash	$8,843	$129
Receivables and prepaids	137	219
	8,980	348
Long-term assets
Equipment	25	25
Mineral property interest	37,699	38,379
Reclamation deposits and other	481	481
	38,205	38,885
Current liabilities
Accounts payable and accrued liabilities	(34)	(230)
Long-term liabilities
Deferred income taxes	(2,937)	(3,015)
Net assets	$44,214	$35,988

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Operating Results

The Company’s operating results for the three and nine months ended September 30 were:

	Three months ended September 30			Nine months ended September 30
	2017	2016	2015	2017	2016	2015
Expenses
Exploration	$95	$50	$284	$273	$419	$1,172
General and administration	258	525	729	1,632	1,553	2,515
Restructuring costs	14	-	-	210	-	-
Depreciation	7	3	5	14	11	16
Foreign exchange loss (gain)	(349)	(39)	(1,137)	(406)	397	(2,517)
Other	-	-	-	(52)	-	-
Operating loss (income)	25	539	(119)	1,671	2,380	1,186
Interest expense, net	49	45	66	122	129	123
Loss from equity investee	55	62	25	157	169	78
Operating loss (income) before income taxes	129	646	(28)	1,950	2,678	1,387
Income tax recovery	-	-	(662)	(72)	-	(897)
Net loss (income) from continuing operations	129	646	(690)	1,878	2,678	490
Net loss from discontinued operations	-	363	836	176	1,017	3,266
Net loss	129	1,009	146	2,054	3,695	3,756
Foreign currency translation adjustment	893	172	1,889	2,505	(1,176)	4,171
Net loss and comprehensive loss	$1,022	$1,181	$2,035	$4,559	$2,519	$7,927
Net loss per common share
Basic/diluted - continuing operations	$(0.00)	$(0.00)	$0.00	$(0.01)	$(0.02)	$(0.00)
Basic/diluted - discontinued operations	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.02)
Total assets	$8,807	$54,515	$65,733	$8,807	$54,515	$65,733
Total non-current liabilities	$32,428	$34,339	$39,084	$32,428	$34,339	$39,084

During the three and nine months ended September 30, 2017, the Company’s net loss from continuing operations was $0.1 million and $1.9 million, respectively, compared to $1.0 million and $2.7 million for the same periods in 2016. This reduction was due to reduced corporate administration expenses with the spin-out of Mason Resources. In addition, positive foreign exchange fluctuations primarily related to the USD:CAD exchange rate and a reduction in exploration related expenditures contributed to the decrease.

General and administration costs in Q3 2017 were lower than in 2016 due to completion of the Mason Resources spin-out in Q2 2017 resulting in lower corporate costs subsequent to the date of the spin-out. During the nine month period ended September 30, 2017, general and administration costs were higher than in the corporative period of 2016 due to the costs to complete the restructuring in Q2 2017.

Exploration costs in Mongolia were lower in 2017 due to a reduction in staffing and general administrative costs.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The resulting foreign exchange gain of $0.4 million in 2017 was primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JV Property, and is subject to a variable interest rate.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and was consistent with comparative periods.

Net loss from discontinued operations was due to the Arrangement that was completed during Q2 2017 and the amount was related to exploration costs of the assets that were spun-out to Mason Resources.

The total assets as of September 30, 2017 are substantially lower than the comparative periods due to the completion of the restructuring and resulting roll out of the assets into Mason Resources. The non-current liabilities are lower than past periods due to repayment in 2016 of the deferred revenue balance to Sandstorm Gold Ltd. (‘Sandstorm”).

Quarterly Financial Data – 2 year historic trend

	Q3 17	Q2 17	Q1 17	Q4 16	Q3 16	Q2 16	Q1 16	Q4 15
Exploration	$95	$109	$69	$70	$50	$142	$227	$487
General and administrative	272	613	905	937	525	476	552	2,153
Depreciation	7	4	3	4	3	4	4	5
Foreign exchange (gain) loss	(349)	(100)	43	(54)	(39)	4	432	(403)
Operating loss	25	626	1,020	957	539	626	1,215	2,242
Interest expense, net	49	38	35	48	45	43	41	289
Loss from equity investee	55	55	48	68	62	60	47	41
Income tax (recovery) expense	-	(72)	-	(553)	-	-	-	1,057
Net loss from continuing operations	$129	$647	$1,103	$520	$646	$729	$1,303	$3,629
Net loss from discontinued operations	-	23	153	$448	$363	$325	$329	$446
Net loss	$129	$670	$1,256	$968	$1,009	$1,054	$1,632	$4,075
Basic/diluted loss per share – continuing operations	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.02)
Basic/diluted loss per share – discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Exploration costs trended lower since the peak in Q4 2015 as the Company reduced its technical review work related to the Entrée/Oyu Tolgoi JV Property and placed all non-material properties on care and maintenance through 2015 and 2016.

General and administrative costs in Q4 2015 included termination and shutdown costs primarily attributable to a reduction of employee levels in Canada as well as a reduction in certain other overhead expenditures. There costs have trended lower since then in line with the reduction in exploration activities with the exception of Q4 2016 and Q1 2017 which incurred one-time costs associated with the strategic reorganization initiatives.

Interest expense is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter, with the exception of Q4 2015, which included an adjustment to accrued interest income from prior periods. Interest income continues to decrease every quarter due to lower principal amounts invested as a result of cash expenditures on operations throughout the year.

The loss from equity investee remains consistent quarter on quarter.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended September 30			Nine months ended September 30
	2017	2016	2015	2017	2016	2015
Cash used in operating activities
- Before changes in working capital items	$(467)	$(902)	$(1,835)	$(2,528)	$(1,875)	$(6,899)
- After changes in working capital items	(596)	(1,117)	(1,252)	(2,553)	(9,460)	(7,187)
Cash flows from financing activities	159	17	2	5,237	53	7
Cash flows from (used in) investing activities	-	-	(508)	(8,937)	34	(515)
Net cash outflows	(437)	(1,100)	(1,758)	(6,253)	(9,373)	(7,695)
Effect of exchange rate changes on cash	322	3	(132)	513	187	(337)
Cash balance	$7,651	$13,600	$25,485	$7,651	$13,600	$25,485

For Q3 2017, cash expenditures after working capital items was lower than the comparative period in 2016 due to the completion of the restructuring in Q2 2017 resulting in lower corporate costs going forward. For the nine month period ended September 30, 2017, cash expenditures after working capital items was lower than the comparative period in 2016 due to the $5.5 million cash refund to Sandstorm (see "Amended Sandstorm Agreement" below) and approximately $1.0 million to reduce the accounts payable balance in Q1 2016.

For the nine month period ended September 30, 2017, cash flows from financing activities included $5.2 million received from the non-brokered private placement which closed in January 2017 and some minor stock option proceeds. During the three month period ended September 30, 2017, cash flows from financing activities related to stock option exercises in the quarter.

For the nine month period ended September 30, 2017, cash flows from investing activities included the transfer of $8,750,000 to Mason Resources on May 1, 2017 as a capital contribution in connection with the Arrangement. The transaction costs associated with the Arrangement totaled $0.4 million, of which $0.2 million was recovered from Mason Resources.

The Company is an exploration stage company and has not generated positive cash flow from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at September 30, 2017 was approximately $7.8 million with a cash balance of approximately $7.7 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and up to the expected time when the Company believes it will commence production. The Company does not anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Contractual Obligations

As at September 30, 2017, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 2 years	Thereafter
Accounts payable and accrued liabilities	$188	$188	$-	$-
Lease commitments	$594	$105	$233	$256

STOCKHOLDERS’ EQUITY

The Company’s authorized share capital consists of unlimited common shares without par value.

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property (the "US Projects") into Mason Resources through the Arrangement. As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. As a result of the completed Arrangement, Stockholders’ equity was reduced by $44.2 million.

At September 30, 2017, the Company had 173,573,572 shares issued and outstanding and at November 10, 2017, the Company had 173,573,572 shares issued and outstanding.

On January 11 and 13, 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable Warrant. Each whole Warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share for a period of 5 years. No commissions or finders' fees were payable in connection with the private placement. Pursuant to the Arrangement, on May 23, 2017 each Warrant was exchanged for one replacement Entrée Warrant and 0.45 of a Mason Resources transferable common share purchase warrant with the same attributes as the original Warrants. The exercise price of the replacement Entrée Warrants was adjusted based on the market value of the two companies after completion of the Arrangement.

Share Purchase Warrants

At September 30, 2017, and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Pre-Arrangement exercise price per share C$	Post-Arrangement adjusted exercise price per share C$	Expiry date
8,655	0.65	0.55	January 10, 2022
610	0.65	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board.

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Pursuant to the Arrangement, on May 23, 2017 each outstanding option was exchanged for one replacement Entrée option with the same expiry date and 0.45 of a Mason Resources option. The exercise prices of the replacement Entrée options were adjusted based on the market value of the two companies after completion of the Arrangement.

As at September 30, 2017, the Company had 7,345,000 stock options outstanding, of which 7,312,500 had vested and were exercisable. Subsequent to September 30, 2017, the Company granted a total of 1,835,000 options at a price of C$0.52 to directors, officers, employees and consultants of the Company.

During the three month period ended September 30, 2017, 860,000 stock options were exercised or terminated and transformed into stock appreciation rights. An aggregate 670,605 common shares were issued, and the Company received gross proceeds of C$199,350 from the option exercises. Additionally, 100,000 stock options with an exercise price of C$0.61 expired. Subsequent to September 30, 2017 5,000 stock options with an exercise price of C$0.47 expired.

For the nine months ended September 30, 2017, the total stock-based compensation charges related to stock options granted and vested and the inducement bonus shares was $0.2 million (2016 – $0.1 million). The increase in stock-based compensation was primarily due to the issuing of 100,000 common shares pursuant to a grant of previously reserved employment inducement bonus shares.

The following is a summary of stock options outstanding as at the date of this report:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Pre-Arrangement exercise price per share C$	Post- Arrangement adjusted exercise price per share C$	Expiry date
2,855	2,855	906	0.30 – 0.56	0.26 – 0.47	Mar – Dec 2018
860	860	464	0.21	0.18	Dec 2019
1,320	1,320	567	0.33 – 0.38	0.28 – 0.32	July – Dec 2020
2,240	2,240	809	0.39 – 0.42	0.33 – 0.36	Mar – Nov 2021
65	33	4	n/a	0.62	May 2022
1,835	1,835	367	n/a	0.52	Oct 2022
9,175	9,143	3,117

PLAN OF ARRANGEMENT

On May 9, 2017, the Company completed the spin-out of its U.S. Projects into Mason Resources through the Arrangement. The Mason Common Shares commenced trading on the TSX on May 12, 2017 under the symbol "MNR".

The Arrangement was designed to deliver greater value to shareholders by unlocking the value of the Ann Mason Project in Nevada while minimizing dilution to Entrée’s flagship asset in Mongolia. With the spin-out of Mason Resources complete, the Company is focused on completion of an updated Technical Report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi JV’s Hugo North Extension Lift 2 and Heruga deposits, assessing other high quality, value accretive royalty and development opportunities, and identifying opportunities to streamline Entrée’s joint venture interest or crystalize value ahead of production from the Entrée/Oyu Tolgoi JV Property.

AMENDED SANDSTORM AGREEMENT

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement with Sandstorm (the "2013 Agreement"). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the currently defined Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

The Amended Sandstorm Agreement does not impact Sandstorm's requirement to vote its shares as Entrée's Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of $40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend. The price was calculated using the VWAP of Entrée's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

As at September 30, 2017 Sandstorm owned 23,900,380 common shares, or 13.8% of the outstanding shares of the Company.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Financial Instruments

The following table provides the fair value of each classification of financial instrument:

	September 30, 2017	December 31, 2016
Financial assets
Cash and cash equivalents	$7,651	$13,262
Receivables	256	37
Deposits	15	9
Total financial assets	$7,922	$13,308
Financial liabilities
Accounts payable and accrued liabilities	$188	$225
Loans payable	7,754	7,334
Total financial liabilities	$7,942	$7,559

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2017, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $7.7 million.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under United States Securities and Exchange Commission ("SEC") regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators ("CSA") confirmed that domestic issuers were required to transition to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. On September 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

NON-US GAAP PERFORMANCE MEASUREMENT

"Cash Costs" and all-in sustaining cost ("AISC") are non-US GAAP Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the "Earn-In Agreement") to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the 2012 passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, an Investment Law came into effect in Mongolia. The law is aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The full impact of the Investment Law is still not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed amendments to the Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. On February 18, 2015, the Mongolian Parliament adopted a further amendment to the Minerals Law (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Ministry of Mining is currently working on a draft mining law, aimed at regulating the mining sector in greater detail in Mongolia. The Ministry plans to propose this law to Parliament in 2017 for adoption. If adopted, the draft mining law could adversely affect Entree’s interests. It is not possible to determine when, if ever, this draft law will be adopted and in what form.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the Investment Law, State Minerals Policy, 2014 Amendments, 2015 Amendment or new mining law are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the JVA, the JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 17.4% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On February 27, 2013, the Mineral Resources Authority of Mongolia ("MRAM") delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences would be lifted, it did not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

In September 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In September 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, or Shivee West is not ultimately included in the Entrée/Oyu Tolgoi JV Property pursuant to the License Fees Agreement, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On September 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated September 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Risks Associated with the Amended Sandstorm Agreement

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Amended Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Amended Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

Sandstorm’s beneficial shareholdings in the Company, totalling 13.8% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling 17.4% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In Mongolia, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company’s internal control over financial reporting occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; completion of an updated Technical Report that includes a Preliminary Economic Assessment of Entrée’s interest in Lift 2 of the Hugo North Extension deposit and the Heruga deposit; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; alternative production scenarios and associated expansion options; the anticipated value of Entrée’s interest in Lift 1 of the Hugo North Extension deposit; the expected timing of first development production from Lift 1 of the Oyu Tolgoi underground mine; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; potential financial and other benefits of spinning-out Entrée’s U.S. Projects; capital, financing and project development risk; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Q3 2017 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, the market valuing Entrée and Mason Resources in a manner not anticipated by Entrée; unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., Entrée’s Vice-President, Corporate Development and a Qualified Person ("QP") as defined by NI 43-101, has approved the technical disclosure in this MD&A.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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